UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-38480

IMV Inc.

(Name of registrant)

130 Eileen Stubbs Avenue, Suite 19
Dartmouth, Nova Scotia
B3B 2C4, Canada

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: December 23, 2021	By:	/s/ Pierre Labbé
Name: Pierre Labbé
Title: Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Material Change Report dated December 23, 2021

99.2	Venture Loan and Security Agreement, dated as of December 17, 2021, by and among Horizon Technology Finance Corporation, as a lender and collateral agent, Powerscourt Investments XXV, LP, as a lender, and IMV Inc., Immunovaccine Technologies Inc., and IMV USA Inc., as borrowers.